Blue Spa Incorporated
26/F Building A, Times Plaza
20 Zongfu Road
Chengdu 610016, China

VIA EDGAR

November 22, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Edward M. Kelly

Dear Mr. Kelly:

Re:	Blue Spa Incorporated (the “Company”)
Amendment N. 1 to Registration Statement on Form S-1
Filed: December 17, 2010
File No. 333-169331

Further to your comment letter dated December 30, 2010, enclosed for filing are copies each of the following documents:

1.	Form S-1/A – 2nd Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate); and
3.	this comment letter (in duplicate).

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

General

1.
The requested revisions have been made to the registration statement, including disclosures in the financial statements and the financial statements’ notes, stating that the shares have been issued and are outstanding.  See “Description of Securities to be Registered” on page 14, “Description of Business” on page 16, “Market for Common Equity and Related Stockholder Matters” on page 24, and the Balance Sheets on page F-2 and page F2-1.

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Outside Front Cover Page of the Prospectus

2.
The requested revisions have been made.  See outside front cover page of the prospectus on page 3 of both the Form S-1/A and the EDGAR file, “Prospectus Summary” on page 5, “Description of Business” on page 16, the “General” heading under “Management’s Discussion and Analysis of Financial Condition” on page 52.

Summary Financial Information, page 6

3.	The summary financial information has been updated. See “Summary Financial Information” on page 6 of both the Form S-1/A and the EDGAR file.

Accounting and Audit Plan, page 17

4.
The Company did not request Ms. Jordan’s consent as she works in a bookkeeping capacity for the Company and is not registered with the PCAOB.  The Company relies on the auditing firm of Dominic K.F. Chan & Co Certified Public Accountants, which is registered with the PCAOB and their opinion and consent is attached to the registration statement.  The Company has retained Maribel Jordan as an independent consultant to provide bookkeeping services.  Ms. Jordan is an accountant who will assist the Company in keeping and maintaining its financial records.  Please see “Plan of Operation – Accounting and Audit Plan” on page 17 of both the Form S-1/A and the EDGAR file for the corresponding amendments to the disclosure.

Spas and Health Clubs, page 21

5.	The requested deletion has been made. See “Markets” on page 21 of both the Form S-1/A and the EDGAR file.

Exhibit 5.1 and 23.2

6.	As requested, the revised opinion of counsel has been included and filed with the registration statement as a new Exhibit 5.1, which includes the requisite consents in the final paragraph.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Blue Spa Incorporated

Per:  /s/ Law Yua Yua

Law Yua Yua
Director, President (Chief Executive Officer),
Principal Financial Officer, and
Principal Accounting Officer

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